Exhibit 99.1

ASX ANNOUNCEMENT
December 17th, 2009

Exclusive Option Agreement for Acquisition of BREVAGen Breast Cancer Test

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to advise that it has executed an exclusive option to evaluate the purchase of the BREVAGen breast cancer diagnostic product from Perlegen Sciences Inc. of Mountain View, California USA.  The BREVAGen test is a diagnostic product that informs clinicians and patients about individual, non-familial, sporadic risk of breast cancer for women who have undergone biopsies where the outcome is indeterminate.  Approximately 1.6 million women undergo breast biopsies annually in the US and 65% or 1 million of these are indeterminate.

“The BREVAGen product will, if acquired, build further upon Genetic Technologies’ strategy to provide the most advanced and comprehensive products in the cancer management area.” said Genetic Technologies’ CEO Dr. Paul MacLeman.  “This test is complementary and provides information that extends to a larger patient group than those women needing our existing BRCA test, which provides information on familial breast cancer risks.”

The Company is currently undertaking due diligence investigations in respect of the potential transaction which, should it proceed, will consist of an asset purchase rather than a corporate acquisition.  The rights to be acquired will be global and will include the purchase of laboratory equipment, intellectual property, certifications, sales and marketing material and other trade secrets and know-how.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) specialises in licensing, genetic testing and research.  GTG’s exclusive access to a wide range of genetic tests enables it to expand its testing services throughout the Asia-Pacific region.  The Company is the leading private provider of molecular diagnostics for cancer susceptibility in Australia and is seeking to build on this position through strategic relationships.  GTG’s pipeline of innovative research projects will potentially add considerable further value to its licensing and genetic testing businesses.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman
Chief Executive Officer

Genetic Technologies Limited
Phone: +61 3 8412 7000